COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG ATC HEALTHCARE, INC., THE AMEX MARKET VALUE (U.S. & FOREIGN) INDEX
AND A PEER GROUP



* $100 invested on 2/28/01 in stock or index-including reinvestment of dividends.
Fiscal year ending February 28.

	Cumulative Total Return					
	2/01	2/02	2/03	2/04	2/05	2/06
ATC HEALTHCARE, INC.	100.00	656.25	203.13	200.00	109.38	118.75
AMEX MARKET VALUE (U.S. & FOREIGN)	100.00	104.38	92.26	141.99	168.12	210.41
PEER GROUP	100.00	102.60	81.41	140.56	146.78	142.17